Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 MAY 22 A 6:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

7 May 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 8

07023690

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	24.04.2007 & 27.04.2007
2	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera, a substantial shareholder.	23.04.2007
3	Completion of the disposal of P.T. Guru Indonesia	27.04.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

c.c. Ms. Violet Pagan
The Bank of New York
Fax No. 1 (212) 571 3050/ 3051/ 3052

dlw 5/22

LMP/jg/nay/grpsec/sdb/let/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 24/04/2007 06:02:54 PM
Reference No SD-070424-5C610

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Disposal of 820,800 shares)

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	Disposed	*	16/04/2007	*	720,800	
	Disposed		17/04/2007		100,000	

*	Circumstances by reason of which change has occurred	: Disposal of shares by the Employees Provident Fund Board.
*	Nature of interest	: Direct
	Direct (units)	: 363,937,915
	Direct (%)	: 14.47
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* Total no of securities after change : 363,937,915

* Date of notice : 17/04/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 23rd April 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 27/04/2007 05:42:15 PM
Reference No SD-070427-5638B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Nomura Asset Management (S'pore) Ltd
(Acquisition of 500,000 shares)

MIDF Amanah Asset Management Bhd
(Disposal of 819,900 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 80,000 shares)

Employees Provident Fund Board
(Acquisition of 1,454,000 shares)

CIMB-Principal Asset Management Bhd
(Disposal of 144,500 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 03/04/2007	* 500,000	
Disposed	18/04/2007	819,900	
Disposed	18/04/2007	80,000	
Acquired	19/04/2007	1,454,000	
Disposed	19/04/2007	144,500	

* Circumstances by reason of which change has occurred	:	**Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.**
* Nature of interest	:	**Direct**
Direct (units)	:	**364,847,515**
Direct (%)	:	**14.5**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**364,847,515**
* Date of notice	:	**19/04/2007**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 25th April 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 23/04/2007 06:21:43 PM
Reference No SD-070423-681BC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

RECEIVED
2007 MAY 22 A 6:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 13/04/2007	* 1,400,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by the Company
* Nature of interest	:	Direct
Direct (units)	:	813,592,132
Direct (%)	:	32.35
Indirect/deemed interest (units)	:	

	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **813,592,132**
*	Date of notice	: 13/04/2007

Remarks :
The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 20th April 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 27/04/2007 05:34:14 PM
Reference No SD-070423-73AB7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Completion of the disposal of P.T. Guru Indonesia
(Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* **Contents :-**

Further to the announcements dated 24 January 2007 and 7 March 2007, Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Singapore Limited ("SDSL"), has today completed the disposal of the 3,075 shares of Rp326,000 each, representing SDSL's 75% equity interest in P.T. Guru Indonesia ("PTGI") to Sussex International Pte. Ltd.

As a result, PTGI ceases to be a subsidiary of Sime Darby with effect from today.

This announcement is dated 27 April 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END